UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

Issue of U.S.$ 150,000,000 3.68 per cent. Fixed Rate Notes due 1 September 2026 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: September 25, 2024

The following information regarding an issue of Issue of U.S.$ 150,000,000 3.68 per cent. Fixed Rate Notes due 1 September 2026 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 11, 2022 (the “Information Statement”), the Prospectus dated October 11, 2021 (the “Prospectus”), the Final Terms dated September 23, 2024 (the “Final Terms”), and the Terms Agreement dated September 23, 2024 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.	Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S.$ 150,000,000 3.68 per cent. Fixed Rate Notes due 1 September 2026

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)

Interest Rate/Interest Payment Date. 3.68 per cent. per annum payable semi-annually in arrears on March 1 and September 1 of each year beginning March 1, 2025, and ending on the Maturity Date. See, Final Terms, Item 15.

(c)	Maturity Date. September 1, 2026.

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Program Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.	Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 99.96666668% per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3.	Distribution Spread. See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5.	Other Expenses of Distribution Not applicable.

Item 6.	Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.	Exhibits

A.	Information Statement (dated October 11, 2022);[1]

B.	Prospectus (October 11, 2021);[2]

C.	Final Terms (September 23, 2024); and

D.	Terms Agreement (September 23, 2024).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 11, 2022
[2]	Filed on October 25, 2021.

EXHIBIT C

Final Terms dated September 23, 2024

International Finance Corporation

Issue of

U.S.$ 150,000,000 3.68 per cent. Fixed Rate Notes due 1 September 2026 under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated October 3, 2023 [and the supplemental Prospectus dated [ ]]. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus [as so supplemented]. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus [as so supplemented]. The Prospectus is available for viewing at the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT OBLIGATIONS OF ANY OTHER WORLD BANK GROUP ENTITY, INCLUDING THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND THE INTERNATIONAL DEVELOPMENT ASSOCIATION, OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	2679

(ii) Tranche Number:	1

(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).

3. Specified Currency or Currencies:	United States Dollar (U.S.$)

4. Aggregate Nominal Amount:	U.S.$ 150,000,000

(i) Series:	U.S.$ 150,000,000

(ii) Tranche:	U.S.$ 150,000,000

5. Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations:	U.S.$ 100,000 and integral multiples thereof

(ii) Calculation Amount:	U.S.$ 100,000

7. (i) Issue Date:	September 25, 2024

(ii) Interest Commencement Date:	September 25, 2024

8. Maturity Date:	September 1, 2026

9. Interest Basis:	3.68% Fixed Rate
(further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Not Applicable

13. Status of the Notes:	Senior

14. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	3.68 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	March 1 and September 1 in each year from an including March 1, 2025 to and including the Maturity Date, adjusted in for payment purposes only accordance with Modified Following Business Day Convention

(iii) Fixed Coupon Amount(s):	U.S.$ 1,840.00 per Calculation Amount

(iv) Broken Amount(s):	U.S.$ 1,594.67 per Calculation Amount for the Interest Payment Date falling on March 1, 2025

(v) Day Count Fraction:	30/360 (unadjusted)

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index-Linked Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option:	Not Applicable

21. Automatic Early Redemption:	Not Applicable

22. Put Option:	Not Applicable

23. Final Redemption Amount of each Note:	U.S.$ 100,000 per Calculation Amount

Capital at Risk Notes:	No

24. Early Redemption Amount:

    Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

U.S.$ 100,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25. Form of Notes:	Registered Notes: DTC Global Certificate available on Issue Date

26. New Global Note (NGN):	No

27. Global Certificate held under the new safe-keeping structure (NSS):	No

28. Financial Centre(s) or other special provisions relating to payment dates:	New York

29. Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	No

30.  Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]:

Not Applicable

31. Details relating to instalment Notes: Instalment Amounts, Instalment Dates:	Not Applicable

32. Redenomination, renominalization and reconventioning provisions:	Not Applicable

33. Consolidation provisions:	Not Applicable

34. Additional terms:

Applicable

For the purposes of this issue of Notes the first sentence of Condition 6(h) shall be deemed amended to read as follows: “If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day (unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day) nor to any interest or other sum in respect of any such postponed payment.”

35. Governing law:	New York

36. Record Date:	Not Applicable

DISTRIBUTION

37. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable

(ii) Date of Terms Agreement:	September 23, 2024

(iii) Stabilization Manager(s) (if any):	Not Applicable

38. If non-syndicated, name and address of Dealer:	Mesirow Financial, Inc. 225 NE Mizner Boulevard Suite 600 Boca Raton, Florida 33432

39. Total commission and concession:	0.033333 per cent. of the Aggregate Nominal Amount

40. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Tom M.V. Ceusters
Name: Tom M.V. Ceusters
Title: Director

Duly authorized

PART B – OTHER INFORMATION

1.	LISTING

(i) Listing:	None

(ii) Admission to trading:	Not Applicable

2.	RATINGS

Ratings:	The Notes to be issued have been rated:

S & P: AAA Moody’s: Aaa

3.	USE OF PROCEEDS

As specified in the Prospectus.

4.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.]

5.	OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950VTT34

Common Code:	290871646

CUSIP:	45950VTT3

CINS:	[ ]

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Names and addresses of any Exchange Agent(s) (other than the Global Agent) (if any):	Not Applicable

6.	GENERAL

Applicable TEFRA exemption:	Not Applicable

EXHIBIT D

TERMS AGREEMENT NO. 2679 UNDER

THE STANDARD PROVISIONS

September 23, 2024

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1.

The undersigned agrees to purchase from you (the Corporation) the Corporation’s USD $150,000,000 Fixed Rate Notes due September 1, 2026 (the Notes) described in the Final Terms, dated as of the date hereof in the form of the Final Terms at 11:00 a.m. (London time) on September 25, 2024 (the Settlement Date) at an aggregate purchase price of USD $149,95,000 (which is 99.96666668% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of 11 October 2021 (as amended from time to time, the Standard Provisions), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2.

When used herein and in the Standard Provisions as so incorporated, the term Notes refers to the Notes as defined herein, the term Time of Sale refers to 11:19 a.m. Eastern time on September 18, 2024, and the term Dealer refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3.

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.

4.

The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation referred to in Clause 6(b), of the Standard Provisions, dated as of the Settlement Date.

5.

The Corporation agrees that it will issue the Notes and the underwriter named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100% less a management and underwriting fee of 0.033333% of the nominal amount).

6.

The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

7.

In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

8.

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

9.	For purposes hereof, the notice details of the undersigned are set out in Schedule 1 hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

10.	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

11.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Mesirow Financial, Inc.

By:	/s/ Crystal General
Name:	Crystal General
Title:	Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Tom M.V. Ceusters
Name:	Tom M.V. Ceusters
Title:	Director

SCHEDULE 1

Notice Details of each Dealer:

Mesirow Financial, Inc.

225 NE Mizner Boulevard

Suite 600

Boca Raton, Florida 33432

Attention: George Barbar

Telephone: +1-561-862-5353

E-mail: george.barbar@mesirow.com

Mesirow Financial, Inc.

225 NE Mizner Boulevard

Suite 600

Boca Raton, Florida 33432

Attention: Crystal General

Telephone: +1-561-862-5310

E-mail: crystal.general@mesirow.com